Table of Contents

Exhibit 99.01

DISCLOSURE OF MINE SAFETY AND HEALTH ADMINISTRATION SAFETY DATA

We operate a salt mine located in our Alagoas complex, as discussed in “Item 4. Information on the Company—Vinyls Unit—Raw Materials of Our Vinyls Unit—Salt Mine.” This mine uses a system of wells for salt extraction and does not expose any workers to the interior of the mine. Because the mine is located in Brazil, it is not subject to the Mine Safety and Health Administration, or MSHA, regulation under the Federal Mine Safety and Health Act of 1977, or the Mine Act.

During the 2011 fiscal year, none of our mining operations received written notice from MSHA of (i) a violation under section 104 of the Mine Act or unwarrantable failure of the mine operator to comply with section 104(d) of the Mine Act; (ii) a flagrant violation under section 110(b)(2) of the Mine Act;  (iii) an imminent danger order under section 107(a) of the Mine Act; (iv) a proposed assessment under the Mining Act or (v) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of our mine health or safety hazards under section 104(e) of the Mine Act or the potential to have such a pattern.

For the 2011 fiscal year, we experienced no mining-related fatalities nor were we involved in any pending legal action before the Federal Mine Safety and Health Review Commission involving our mine.